Stamps.com Inc.
1990 E. Grand Avenue
El Segundo, CA  90245

January 15, 2019

VIA EDGAR CORRESPONDENCE

Mr. William H. Thompson
Accounting Branch Chief, Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Stamps.com Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 28, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 9, 2018
File No. 000-26427

Dear Mr. Thompson:

On behalf of Stamps.com Inc. (the “Company” or “we”), I provide this response to the Staff’s comment letter, dated December 11, 2018, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed on February 28, 2018 (the “2017 Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2018 filed on November 9, 2018 (the “Q3-18 Form 10-Q”).

We first thank you for granting us an extension to file our response due to the holidays.

For the Staff’s convenience, we have repeated the comments in full in each response below.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 8

COMMENT NO. 1

We note your disclosure that service revenues are recognized at a point in time, as transactions are processed, or over a period of time, typically one month or less. Please explain to us and revise your disclosure in future filings to identify which method applies to each of the five ways you list as earning service revenue. See ASC 606-10-50-17.

RESPONSE

As the Staff notes, we disclosed that we generally recognize service revenue at the point in time transactions are processed, or over a period of time services are provided, depending on when we fulfill the performance obligation to the customer, which is typically one month or less. As requested, we have included an explanation of the services provided and which method of revenue recognition in accordance with ASC 606-10-25-27 and ASC 606-10-25-30 applies to each service.

Explanation of services provided and their method of revenue recognition is as follows:

1.
Subscription fees from our customers for access to our platforms – We provide access to our platforms which allow our customers to purchase and print postage and purchase and print shipping labels. Customers typically agree to monthly recurring subscription contracts to access our platforms. For payments from customers for access to our platforms, we recognize revenue over time, which is typically monthly, as the customer simultaneously receives and consumes the benefits provided by our software platforms in accordance with their contract throughout the month.

2.
Payments from the USPS for customers that print certain qualifying USPS branded mail categories – Through our software platforms, customers are able to purchase and print USPS postage. We earn revenue from the USPS for certain customers that meet a monthly volume threshold for qualifying USPS branded mail categories. We recognize this revenue in  the same month that the customer meets the volume threshold (as the threshold resets each month).

3.
Transaction related revenue based on customers purchasing postage or printing shipping labels – For certain mailing and shipping transactions, we earn revenue on a per transaction basis.  For these transactions, we typically recognize revenue at the point in time when we have fulfilled our performance obligation to the customer. For example, we earn transaction related revenue where the Company directs various service providers to consolidate packages and provides significant portions of traditional carrier services.

4.
Compensation from revenue sharing arrangements with our integration partners by offering discounted postage rates through those integration partners – Through our software platforms, we offer discounted postage rates via our integration partners similar to a wholesale model. For compensation from revenue sharing arrangements with these integration partners, we recognize revenue at a point in time, which is typically when the customer purchases postage or prints the shipping label, which is the time at which we have fulfilled our performance obligation to the customer.

5.
Compensation from other revenue sharing arrangements with specific other integration partners. For other revenue sharing arrangements with specific other integration partners, we recognize revenue at the point in time when we have fulfilled our performance obligations.

The timing of satisfaction of performance obligations, the transaction price, and the amounts allocated to performance obligations are generally determined by the terms included in relevant contracts. No significant judgements have been made that affect the determination of the amount and timing of revenue from contracts with customers.

In response to the Staff’s comment, we plan to revise our disclosure in future filings to clarify which method applies to each of the different ways in which we earn revenues, assuming changes to our business do not necessitate a deviation, substantially as follows:

Service revenues are recognized over time for each month that customers have access to our platform or at a point in time when assets are transferred to the customer. We earn service revenue from our mailing and shipping operations in several different ways:

(1) customers may pay us a monthly fee, based on a subscription plan which may be waived or refunded for certain customers, and we provide platform access to the customers. Revenue is earned over the period of time that the customers have access to the platform which is typically month-to-month; (2) we may be compensated directly by the United States Postal Service (USPS) for certain qualifying customers that have access to our platform under our USPS partnership, and revenue is earned over time, which is typically in the same month that the label is printed; (3) we may earn revenue from customers that have access to our platform, as customers purchase postage or print shipping labels, and revenue is earned at the point in time we transfer an asset to the customer and have a present right of payment for the asset transferred; (4) we may earn compensation by offering customers that have access to our platform a discounted postage rate that is provided to the customers by our integration partners, and we earn revenue at a point in time, which is typically when the customer purchases postage or prints a shipping label; and (5) we may earn other types of revenue shares or other compensation from specific customers that have access to our platform or through integration partners, in which case revenue is recognized at a point in time, which is when we have fulfilled our performance obligations.

COMMENT NO. 2

We note your disclosure in the fourth paragraph that you also provide mailing and shipping services for which the cost of postage or delivery is included in the cost of the service and, therefore, is recognized as service revenue. Please explain these services in greater detail and whether they are in addition to the five ways you earn revenues from mailing and shipping operations that were outlined in the preceding paragraph. Please clarify your disclosures as necessary in future filings.

RESPONSE

As the Staff notes, we provide some mailing and shipping services for which the related revenue is recognized as service revenue. These specific mailing and shipping services involve us directing various service providers to consolidate packages and to provide significant portions of traditional carrier services, and by creating this delivery network through our partnerships, we are ultimately responsible for delivery of the packages. We consider these services to be transaction related revenue as detailed in item three (3) above in our response to the Staff’s first comment. We recognize this revenue at the point in time when we have fulfilled our performance obligations.

COMMENT NO. 3

Regarding your parcel insurance, we note you recognize the gross amount charged to the customer for purchasing insurance and the related cost represents the amount paid to your insurance providers. Please provide us with your analysis of why it is appropriate to report insurance revenues gross as the principal versus net as an agent. In doing so, please discuss the indicators of gross and net revenue reporting in ASC 605-45-45.

RESPONSE

As the Staff notes, we recognize the gross amount charged to the customer for purchasing insurance and the related cost represents the amount that we pay to insurance providers.

After further reflection and consideration of our facts and circumstances, we believe the insurance revenue should be recorded on a net basis as we concluded that we are more appropriately considered an agent rather than the principal in the transaction.  Although we have latitude to establish the price with the customer for the insurance service provided and we select the third party underwriters whose services are offered through our platforms, since we do not have insurance risk we are unable to conclude that we are primarily responsible for fulfilling the promise to provide the specified service.  Further, we reviewed the inventory risk indicator and do not believe it is materially relevant to the analysis of our insurance service.

Accordingly, we will adjust the presentation of insurance revenue on a prospective basis beginning in the fourth quarter of fiscal 2018 as the historical periods are not materially misstated.

Insurance revenue including the cost of insurance revenue for the first three quarters of fiscal 2018 was approximately 3% of total revenues.  The difference between accounting for insurance on a gross and net basis for the first three quarters of fiscal 2018 was less than 1% of total revenues, which is immaterial.

In future filings, our disclosure will be modified to read as follows:

We provide our customers with the opportunity to purchase parcel insurance directly through our solutions.  Insurance revenue represents the amount we receive from customers net of the costs paid to our insurance providers.  We recognize insurance revenue on insurance purchases upon the ship date of the insured package, which is the point in time when we have fulfilled our performance obligations.

We thank the Staff for its comments and review of our responses. Please direct any questions or comments regarding the foregoing to Amy Crowe, Accounting Manager at (310) 482-5871.

Very truly yours,

/s/ Jeff Carberry

Jeff Carberry
Chief Financial Officer